HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

We have audited the accompanying financial statements of High 5 Ventures Inc., which comprise the balance sheets as at December 31, 2012 and 2011, and the statements of comprehensive loss, changes in stockholders’ equity (deficiency) and cash flows for each of the three years ended December 31, 2012, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of High 5 Ventures Inc. as at December 31, 2012 and 2011, and its financial performance and its cash flows for each of the three years ended December 31, 2012, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to note 2 in the financial statements, which describes matters and conditions that indicate the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, British Columbia

April 15, 2013

1

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Balance Sheets

December 31

(Expressed in Canadian Dollars)

	2012	2011

Assets

Current
Cash	$0	$924
HST receivable	12,706	848
Prepaid expenses	0	1,367

Total Current Assets	12,706	3,139
Mineral Property Interests (note 6)	1	1

Total Assets	$12,707	$3,140

Liabilities

Current
Cheques issued in excess of funds on deposit	$823	$0
Accounts payable and accrued liabilities (note 10)	131,442	125,067
Due to related parties (note 8)	232,438	66,922

Total Liabilities	364,703	191,989

Stockholders’ Deficiency

Capital Stock (note 7)	24,117,881	24,117,881
Reserves	10,834	10,834
Deficit	(24,480,711)	(24,317,564)

Total Stockholders’ Deficiency	(351,996)	(188,849)

Total Liabilities and Stockholders’ Deficiency	$12,707	$3,140

On behalf of the Board:

”Bedo H. Kalpakian” (signed)

..................................................................... Director

Bedo H. Kalpakian

“Gregory T. McFarlane” (signed)

..................................................................... Director

Gregory T. McFarlane

See notes to financial statements.

2

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Statements of Comprehensive Loss

Years Ended December 31

(Expressed in Canadian Dollars)

	2012	2011	2010

Expenses
Office (note 8)	$74,138	$67,826	$70,771
Management fees (notes 8 and 12)	41,500	120,000	320,000
Legal, accounting and audit	27,346	62,179	45,919
Regulatory and transfer fees	10,217	8,701	7,678
Rent (note 8)	5,200	3,600	3,600
Finance, interest and foreign exchange (note 8)	2,995	962	915
Telephone, travel, meals and entertainment	1,205	3,294	1,943
Shareholder communication	546	584	574
Mineral property evaluation costs	0	64,928	0
Impairment of mineral property interests (note 6)	0	151,339	0

Net Loss and Comprehensive Loss for Year	$163,147	$483,413	$451,400

Basic and Diluted Loss per Common Share (note 7(e))	$0.15	$0.47	$0.60

Weighted Average Number of Common Shares Outstanding	1,105,007	1,035,163	751,368

See notes to financial statements.

3

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Statements of Changes in Stockholders’ Equity (Deficiency)

Years Ended December 31

(Expressed in Canadian Dollars)

	Capital Stock		Deficit	Reserves		Total Stockholders’ Equity (Deficiency)
	Common Shares	Amount		Warrants	Options

Balance, January 1, 2010	561,352	$23,492,381	$(23,632,148)	$31,884	$218,347	$110,464
Net loss for year	0	0	(451,400)	0	0	(451,400)
Private placement	300,000	270,000	0	0	0	270,000
Warrants exercised	69,533	104,300	0	0	0	104,300
Expiry of options	0	0	17,150	0	(17,150)	0

Balance, December 31, 2010	930,885	23,866,681	(24,066,398)	31,884	201,197	33,364
Net loss for year	0	0	(483,413)	0	0	(483,413)
Private placement	73,334	100,000	0	10,000	0	110,000
Warrants exercised	100,800	151,200	0	0	0	151,200
Expiry of warrants	0	0	31,050	(31,050)	0	0
Expiry of options	0	0	201,197	0	(201,197)	0

Balance, December 31, 2011	1,105,019	24,117,881	(24,317,564)	10,834	0	(188,849)
Net loss for year	0	0	(163,147)	0	0	(163,147)
Adjustment of common shares due to fractional
rounding pursuant to the share consolidation	(12)	0	0	0	0	0

Balance, December 31, 2012	1,105,007	$24,117,881	$(24,480,711)	$10,834	$0	$(351,996)

See notes to financial statements.

4

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Statements of Cash Flows

Years Ended December 31

(Expressed in Canadian Dollars)

	2012	2011	2010

Operating Activities
Net loss	$(163,147)	$(483,413)	$(451,400)
Items not involving cash
Write-off of mineral property interests	0	151,339	0
Share-based payment	0	3,250	0

	(163,147)	(328,824)	(451,400)
Changes in non-cash working capital (note 9)	161,400	63,475	76,218

Cash Used in Operating Activities	(1,747)	(265,349)	(375,182)

Financing Activity
Issue of common shares and warrants	0	261,200	374,300

Investing Activities
Proceeds from mineral tax credit	0	0	1,060
Expenditures on mineral property interest	0	0	(263)

Cash Provided by Investing Activities	0	0	797

Net Outflow of Cash	(1,747)	(4,149)	(85)
Cash, Beginning of Year	924	5,073	5,158

Cash (Cheques Issued in Excess of Funds on Deposit), End of Year	$(823)	$924	$5,073

Supplemental Information (note 9)

See notes to financial statements.

5

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

1.	NATURE OF BUSINESS

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

On August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5” or the “Company”), and the Company consolidated its capital stock on the basis of 15 (old) Kokomo shares for 1 (new) High 5 share. The shares of High 5 trade on the Canadian National Stock Exchange under the symbol “HHH”, and in the USA, the shares of High 5 trade on the OTCQB tier of the OTC markets under the symbol “HHHEF”. The Cusip number of the Company’s common shares is 42966V105. The Company’s head office is located at 1000 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

2.             GOING CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past three fiscal years (2012 - $163,147; 2011 - $483,413; 2010 - $451,400), has a deficit of $24,480,711 (2011 - $24,317,564), a working capital deficiency of $351,997 (2011 - $188,850), has limited resources, no sources of operating cash flow and no assurances that sufficient funding will be available to continue operations for an extended period of time. The Company is in the exploration stage and, accordingly, has not yet commenced revenue-producing operations.

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due and to obtain the necessary financing to complete the exploration and development of its mineral property interests, the attainment of profitable mining operations or the receipt of proceeds from the disposition of its mineral property interests. Management is actively engaged in the review and due diligence on opportunities of merit in the mining sector and is seeking to raise the necessary capital to meet its funding requirements. There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these financial statements then adjustments may be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.             BASIS OF PRESENTATION

(a)           Statement of compliance

These financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

6

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

3. BASIS OF PRESENTATION (Continued)

(a) Statement of compliance (continued)

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale (“AFS”) and fair value through profit or loss (“FVTPL”), which are measured at fair value.

In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(b)           Approval of the financial statements

The financial statements of High 5 for the year ended December 31, 2012 were approved and authorized for issue by the Board of Directors on April 15, 2013.

(c)           New accounting pronouncements

All of the new and revised standards described below may be early-adopted.

IFRS 9 Financial Instruments (2009)

I FRS 9 introduces new requirements for classifying and measuring financial assets, as follows:

•                     Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances)

•                     Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss

•                     All other instruments (including all derivatives) are measured at fair value with changes recognized in the profit or loss.

The concept of “embedded derivatives” does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

This standard is only applicable if it is optionally adopted for annual periods beginning before January 1, 2015. For annual periods beginning on or after January 1, 2015, the Company must adopt IFRS 9 (2010). The Company has not yet assessed the impact of IFRS 9 (2009) on its statements of comprehensive loss and balance sheets.

IFRS 9 Financial Instruments (2010)

This is a revised version incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at FVTPL; in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss.

7

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

3. BASIS OF PRESENTATION (Continued)

(c) New accounting pronouncements (continued)

IFRS 9 Financial Instruments (2010) (continued)

This standard applies to annual periods beginning on or after January 1, 2015 and supersedes IFRS 9 (2009). However, for annual reporting periods beginning before January 1, 2015, an entity may early-adopt IFRS 9 (2009) instead of applying this standard. The Company has not yet assessed the impact of IFRS 9 (2010) on its balance sheets and statements of comprehensive loss.

IFRS 13 Fair Value Measurement

This IFRS standard defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements such as fair value less costs to sell, based on fair value or disclosures about those measurements). With some exceptions, the standard requires entities to classify these measurements into a “fair value hierarchy” based on the nature of the inputs:

•                     Level 1 – quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date

•                     Level 2 – inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•                     Level 3 – unobservable inputs for the asset or liability.

Entities are required to make various disclosures depending upon the nature of the fair value measurement (e.g., whether it is recognized in the financial statements or merely disclosed) and the level in which it is classified.

This standard is applicable to annual reporting periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of IFRS 13 on its balance sheets and statements of comprehensive loss.

(d)	Use of estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and assumptions relate to the review of carrying values and determination of impairment of non-current assets, valuation of share-based payments, recoverability of deferred tax assets and provision for reclamation costs. Actual results could differ from those estimates. Key judgments and estimates made by management with respect to those areas noted previously have been disclosed in the notes to the financial statements as appropriate.

8

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

4.             SIGNIFICANT ACCOUNTING POLICIES

(a)           Financial instruments

i)              Financial assets

The Company classifies its financial assets in the following categories: financial assets at FVTPL, loans and receivables, held-to-maturity and AFS. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is designated as FVTPL. A financial asset is classified as FVTPL when it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the company manages and has an actual pattern of short-term profit-taking or if it is a derivative that is not designated and effective as a hedging instrument. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at period-end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate method.

Held-to-maturity

Held-to-maturity financial assets are recognized on a trade-date basis and are initially measured at fair value using the effective interest rate method.

Available-for-sale

AFS financial assets are non-derivatives that are either designated as AFS or not classified in any of the other financial assets categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income and classified as a component of equity.

9

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Financial instruments (continued)

ii)             Financial liabilities

The Company classifies its financial liabilities as FVTPL or other financial liabilities.

Fair value through profit or loss

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in profit or loss.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date.

iii)             Effective interest method

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

iv)             Fair value hierarchy

IFRS 7 Financial Instruments: Disclosures requires classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the               asset or liability, either directly or indirectly

Level 3: Inputs for assets or liabilities that are not based on observable market data.

10

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)           Exploration and evaluation assets

i)              Exploration and evaluation expenditures

Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and classified as a component of mineral property interests. Such expenditures include, but are not limited to, exploration license expenditures, leasehold property acquisition costs, evaluation costs, including drilling costs directly attributable to a property, and directly attributable to general and administrative costs. From time to time the Company may acquire or dispose of a mineral property pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

ii)             Impairment

Exploration and evaluation assets are assessed for impairment by management when facts and circumstances suggest that the carrying amount exceeds the recoverable amount. When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount.

The recoverability of the carrying amount of mineral property interests is dependent on successful development and commercial exploitation or alternatively the sale of the respective areas of interest.

iii)            Decommissioning liabilities

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production.

11

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision.

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)      Exploration and evaluation assets (continued)

iii) Decommissioning liabilities (continued)

Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset.

The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses.

Changes in the measurement of a liability, which arises during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. To date the Company does not have any decommissioning liabilities.

(c)           Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

12

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

(d)           Share-based payments

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded method. Fair value of share-based payments for non-employees is recognized and measured at the date the

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Share-based payments (continued)

goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based payments is recognized as either an expense or as mineral property interests with a corresponding increase in option reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment in option reserves is transferred to capital stock. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

(e)           Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings (loss) per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(f)            Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock and the related residual value is transferred to capital stock. For those warrants that expire, the recorded value is transferred to deficit.

13

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)           Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)             Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)            Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)           Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the year.

5.             FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash/cheques issued in excess of funds on deposit is classified as FVTPL; and accounts payable and accrued liabilities and due to related parties, as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

•                                 Credit risk;

•                                 Liquidity risk; and

•                                 Market risk.

(a)                           Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash. All of the Company’s cash is held in a major Canadian financial institution and, accordingly, the Company views credit risk and concentration of credit risk as minimal.

(b)                           Liquidity risk

14

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

5. FINANCIAL INSTRUMENTS (Continued)

(b) Liquidity risk (continued)

The contractual financial liabilities of the Company as of December 31, 2012 equal $364,703 (2011 - $191,989). All of the current liabilities are due within 90 days of December 31, 2012.

(c)           Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on capital.

i)              Currency risk

The Company is not exposed to significant currency risk.

ii)             Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash (cheques issued in excess of funds on deposit) is held in bank accounts, and due to the short-term nature of these financial instruments, fluctuations in market interest rates do not have an impact on fair value as at December 31, 2012.

The Company’s payable to key management personnel (included in due to related parties) has an interest rate of prime plus 1%. A 1% change at December 31, 2012 would result in an immaterial change in net loss and comprehensive loss.

iii)            Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from currency and interest rate risk. The Company is not exposed to significant other price risk on its financial assets and liabilities.

6.             MINERAL PROPERTY INTERESTS

Extra High Property	Total

15

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

Balance, January 1, 2010	$151,077	$151,077
Geological, geochemical, trenching and drilling	263	263

Balance, December 31, 2010	151,340	151,340
Impairment of mineral property interests	(151,339)	(151,339)

Balance, December 31, 2011 and 2012	$1	$1

There have been no disposals of mineral properties and no amortization has been taken on any capitalized exploration and evaluation expenditures over the past three years.

6. MINERAL PROPERTY INTERESTS (Continued)

(a)           Extra High Property

As at January 1, 2008, the Company held a 66% interest in the Extra High Property, with the remaining 34% interest being held by Colt Resources Inc. (“Colt”), a company that was formerly related by certain common directors and officers. The property is subject to a 1.5% net smelter returns royalty (”NSR”), 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the NSR holder.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the property. Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company. As a result, Colt’s interest in the Extra High Property increased to 67% and Colt has become the operator of the property.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 on or before December 31, 2008. Colt did not exercise the second tranche of the option. Colt now holds a 67% undivided interest in the Extra High Property and the Company now holds the remaining 33% undivided interest. Pursuant to the joint venture, which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted to a 0.5% NSR.

Neither the Company nor the operator of the property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, in the 2011 fiscal year-end the Company recognized an impairment provision of $151,339 (2010 - $nil) to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount.

Investment in the Extra High Property consists of costs incurred as follows:

2012	2011	2010	Cumulative to 2012

16

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

Acquisition (property option payments)	$0	$0	$0	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	0	0	263	431,160
Colt property option payments	0	0	0	(443,770)
Impairment	0	(151,339)	0	(151,339)

	$0	$(151,339)	$263	$1

6. MINERAL PROPERTY INTERESTS (Continued)

(b)           Ontario Lithium Properties (Mineral Leases)

During the year ended December 31, 2008, the Company sold all of its Mineral Leases for gross proceeds of $54,500. These Mineral Leases were previously written off at the end of fiscal 2000. However, in the event that at a future date the Mineral Leases are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after six months from the date of commencement of commercial production.

(c)           Realization

The Company’s investment in and expenditures on the mineral property interest comprise substantially all of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

(d)           Title and environmental

Although the Company has taken steps to verify the title to mineral properties in which it has or had a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

17

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

7.             CAPITAL STOCK

(a)           Authorized

Unlimited number of common and preferred shares without par value of which there are no preferred shares issued.

(b)           Issued

All common shares and per share amounts have been restated to give retroactive effect to the 15:1 share consolidation, which took effect on August 31, 2012 (note 1).

During 2011, the Company entered into two non-brokered private placement financing agreements and issued an aggregate 73,334 units at $1.50 per unit for total proceeds of $110,000 of which $100,000 was allocated to shares and $10,000 was allocated to

7. CAPITAL STOCK (Continued)

(b) Issued (continued)

warrants. Each unit consists of one common share and one non-transferable share purchase warrant. The share purchase warrants entitle the holders to purchase one common share at a price of $2.25 for a period of two years from the closing date. The proceeds were allocated between shares and warrants using the residual value method.

During 2011, a total of 100,800 share purchase warrants were exercised at $1.50 per share for total proceeds to the Company of $151,200.

(c)           Warrants

	Number of Warrants	Weighted Average Exercise Price

Balance, December 31, 2010	718,823	$ 1.50
Issued	73,334	$ 2.25
Exercised	(100,800)	$ 1.50
Expired	(246,467)	$ 1.50

Balance, December 31, 2011	444,890	$ 1.65
Expired	(232,667)	$ 1.50

Balance, December 31, 2012	212,223	$ 1.76

At December 31, 2012 and 2011, the following warrants were outstanding and exercisable:

	Exercise	Number of Warrants
Expiry Date	Price	2012	2011

18

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

March 11, 2012	$1.50	0	29,333
April 16, 2012	$1.50	0	36,667
May 4, 2012	$1.50	0	33,333
August 16, 2012	$1.50	0	133,334
April 1, 2013	$2.25	33,333	33,333
April 15, 2013	$2.25	33,334	33,334
May 10, 2013	$2.25	6,667	6,667
December 2, 2014	$1.50	133,333	133,333
December 22, 2014	$1.50	5,556	5,556

		212,223	444,890

7. CAPITAL STOCK (Continued)

(d)           Stock options

The Company’s 2004 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

	Number of Options	Weighted Average Exercise Price

Balance December 31, 2010	10,949	$18.75
Expired	(10,949)	$18.75
Granted	8,000	$2.25

Balance, December 31, 2011	8,000	$2.25
Expired	(8,000)	$2.25

Balance, December 31, 2012	0	$0.00

In 2011, the Company granted 8,000 stock options with an exercise price of $2.25 per share, which were exercisable up to June 1, 2012. In respect to the stock option grant is a cash settlement option that allows the option holder to receive $3,250 if the stock options were not exercised by the expiry date. The fair value of the options granted during 2011 has been calculated based on the cash settlement value of $3,250 and has been included in mineral property evaluation costs. The balance has been reflected as an accrual and is included in accounts payable and accrued liabilities. On June 1, 2012, the 8,000 stock options expired unexercised. As at December 31, 2012, there are no stock options outstanding.

The weighted average remaining contractual life for options outstanding at December 31, 2012 is nil (2011 - 0.5) years.

19

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

(e)           Loss per share

The calculation of loss per share is based on the following data:

	2012	2011	2010

Loss attributable to common shareholders	$163,147	$483,413	$451,400
Weighted average number of shares outstanding	1,105,007	1,035,163	751,368
Basic and diluted loss per share	$0.15	$0.47	$0.60

The diluted loss per share does not include the effect of stock options or warrants as they are anti-dilutive.

8.             RELATED PARTY TRANSACTIONS

The amounts due to related parties are unsecured, payable on demand and consist of the following:

	2012	2011

Advances from directors (interest at prime plus 1%)	$98,223	$8,522
Entities controlled by directors (non-interest-bearing)	134,215	58,400

	$232,438	$66,922

	2012	2011	2010

Interest charged on amounts due to related parties	$2,427	$0	$0
Rent charged by entities with common directors	5,200	3,600	3,600
Office expenses charged by an entity with common directors	56,517	63,622	56,841

	$64,144	$67,222	$60,441

The remuneration of directors and key management personnel during the year is as follows:

	2012	2011	2010

Management fee	$41,500	$120,000	$320,000

9.             CHANGES IN NON-CASH WORKING CAPITAL

2012	2011	2010
20

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

HST receivable	$(11,858)	$11,546	$(7,484)
Prepaid expenses	1,367	(1,367)	0
Accounts payable and accrued liabilities	6,375	55,294	24,831
Due to related parties	165,516	(1,998)	58,871

	$161,400	$63,475	$76,218

Supplemental information
Non-cash item
Share-based payment included in accounts payable and accrued liabilities	$0	$3,250	$0
Interest paid	$0	$0	$0
Income taxes paid	$0	$0	$0

10.          ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2012	2011

Trade payables	$110,162	$86,378
Accrued liabilities	21,280	38,689

	$131,442	$125,067

11.          INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 25.0% (2011 - 26.5%; 2010 - 28.5%) to income before income taxes. The reasons for the differences are as follows:

	2012	2011	2010

Loss before income taxes	$163,147	$483,413	$451,400
Statutory income tax rate	25.0%	26.5%	28.5%

Expected income tax benefit	40,787	128,104	128,649
Items not deductible for income tax purposes	(6)	937	873
Change in timing differences	(7,465)	(29,314)	(766)
Effect of change in tax rate	287	(5,034)	(15,906)
Unrecognized benefit of deferred tax assets	(33,603)	(94,693)	(112,850)

Income tax expense (recovery)	$0	$0	$0

Effective January 1, 2012, the Canadian federal corporate tax rate decreased from 16.5% to 15.0%. The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 26.5% to 25.0%.

21

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2012	2011

Excess of unused exploration expenditures for Canadian tax purposes over carrying value of mineral property interests	$2,656,167	$2,656,167
Excess of undepreciated capital cost over carrying value of fixed assets	650,381	650,381
Non-refundable mining investment tax credits	988	29,700
Non-capital losses carried forward	2,335,956	2,172,833
Capital losses carried forward	993,649	993,649

Unrecognized deductible temporary differences	$6,637,141	$6,502,730

11. INCOME TAXES (Continued)

The Company’s unrecognized unused non-capital tax losses have the following expiry dates:

2027	$590,000
2028	306,000
2029	487,000
2030	454,000
2031	336,000
2032	163,000

$2,336,000

The Company has available approximate net capital losses of $994,000 that may be carried forward indefinitely. The Company has available resource-related deductions of approximately $2,656,000 that may be carried forward indefinitely.

12.          COMMITMENT

The Company has a management services agreement (the “Management Services Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”), a private company owned by two directors of the Company. The Management Services Agreement was renewed on November 1, 2011, which is renewable on an annual basis, and either party may terminate the Management Services Agreement at any time by giving three months’ notice in writing to the other party. Previously, the remuneration payable for the services provided by Kalpakian Bros. was $10,000 plus HST per month. In February 2012, the Management Services Agreement was amended whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced to $5,000 plus HST per month effective as of March 1, 2012. Subsequently, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced to $2,500 plus HST per month as of April 1, 2012. Effective as of October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus HST per month to $500 plus HST per month.

22

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

13.          CAPITAL MANAGEMENT

The Company considers its capital to be comprised of stockholders’ deficiency.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and, if warranted, the development of mineral properties and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing. Future financings are dependent on market conditions and there can be no assurance that the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the year ended December 31, 2012. The Company is not subject to externally imposed capital requirements.

14.          EVENTS AFTER THE REPORTING PERIOD

(a)	On January 7, 2013, the Company closed the first tranche of the non-brokered private placement, which was announced in 2012, and the Company issued an aggregate 755,000 units at $0.15 per unit for total proceeds of $113,250. Each unit consists of one common share in the capital of the Company and one share purchase warrants to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until January 7, 2016.

(b)	On January 28, 2013, the Company closed the second tranche of the non-brokered private placement, which was announced in 2012, and the Company issued an aggregate 650,000 units at $0.15 per unit for total proceeds of $97,500. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until January 28, 2016.

(c)           In January 2013, the Company paid $102,480 to Kalpakian Bros. for outstanding management fees included in amounts due to related parties.

(d)           In January 2013, the Company paid $10,000 to Kalpakian Bros as repayment of certain outstanding loans made by Kalpakian Bros. to the Company, included in amounts due to related parties.

(e)           On March 4, 2013, the Company closed the third tranche of the non-brokered private placement, which was announced in 2012, and the Company issued an aggregate 100,000 units at $0.15 per unit for total proceeds of $15,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 until March 4, 2016. In connection to the closing of the third tranche of the non-brokered private placement, the Company issued 10,000 common shares as finder’s fee.

23

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

(An Exploration Stage Company)

Notes to Financial Statements

Years Ended December 31, 2012 and 2011

(Expressed in Canadian Dollars)

(f)	On March 18, 2013, a total of 130,000 stock options exercisable at $0.20 per share were granted to a consultant.

(g)	On April 1, 2013, a total of 33,333 share purchase warrants exercisable at $2.25 per share expired unexercised.

(h)	On April 15, 2013, a total of 33,334 share purchase warrants exercisable at $2.25 per share expired unexercised.

15. COMPARATIVE FIGURES

Certain prior period comparative figures presented in the financial statements have been reclassified to conform to the presentation adopted in the current year.

24